

Mail Stop 3561

December 8, 2017

Via E-mail
James R. Ficarro
Chief Operating Officer
Newmark Group, Inc.
125 Park Avenue
New York, NY 10017

> **Re:** **Newmark Group, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 6, 2017**
> **File No. 333-221078**

Dear Mr. Ficarro:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2017 letter.

Notes to unaudited pro forma condensed combined financial statements

(B) Separation of Partnership Interest, page 81

1.   We note your revisions on page 81 in response to comment 4. Please tell us the terms of any redemption features related to your redeemable partnership interests that would result in mandatory redemption without need for the holder to exercise their option, such as upon a holder's death, retirement or other circumstances. Please also tell us how you determined that none of your redeemable partnership interests represented mandatorily redeemable financial instruments. Refer to ASC 480-10-20 and ASC 480-10-25-4 to 25-7, along with ASC 718-10-25-6 to 25-19, as applicable.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Stephen M. Merkel
       BGC Partners, Inc.

       David K. Lam
       Wachtell, Lipton, Rosen & Katz